BD 3/12



07003882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
SECTION


| SEC FILE NUMBER |
|---|
| 8- 66115 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEMSTONE SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19321 US HIGHWAY 19 N BLDG. C, SUITE 606
(No. and Street)

CLEARWATER (City) FL (State) 33764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DALE TWARDOWSKI 727-536-7900 X 101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUGHEED & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

442 WEST KENNEDY BLVD. SUITE 160 (Address) TAMPA (City) FL (State) 33606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DALE TWARDOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEMSTONE SECURITIES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING PARTNER

Title

Notary Public REBECCA SALAS


REBECCA SALAS
Notary Public - State of Florida
My Commission Expires Sep 17, 2010
Commission # DD 595768
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
FEB 2 8 2007
WASH. D.C.

# GEMSTONE SECURITIES, LLC
# FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

## DECEMBER 31, 2006

# LOUGHEED & COMPANY LLC

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Director of
Gemstone Securities, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Gemstone Securities, LLC as of December 31, 2006 and the related statement of operations and changes in member's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemstone Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lougheed & Company LLC*
*Certified Public Accountants*

February 17, 2007


CPA

America Counts on CPAs℠

442 West Kennedy Boulevard • Suite 160 • Tampa, Florida 33606
813.254.2500 • Fax 813.254.2599

**GEMSTONE SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 18,085 |
| Accounts receivable, net of allowance of $37,500 | | 6,000 |
| Due from related party | | 3,306 |
| Securities owned, at fair value | | 30,489 |
| Furniture and equipment, net | | 3,162 |
| Other assets | | 5,359 |
| | $ | 66,401 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable, trade | $ | 429 |
| Accrued liabilities | | 5,498 |
| Member's equity | | 60,474 |
| | $ | 66,401 |

See accompanying notes to financial statements.

**GEMSTONE SECURITIES, LLC**
**STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Investment banking | $ | 160,450 |
| Interest income | | 2,405 |
| Total revenues | | 162,855 |
| | | |
| **EXPENSES:** | | |
| Bad debt expense | $ | 69,500 |
| Unrealized losses on investment securities | | 41,938 |
| Employee compensation | | 33,038 |
| Professional fees | | 30,952 |
| Occupancy expenses | | 9,954 |
| Other expenses | | 7,197 |
| Communication expenses | | 3,219 |
| License and registration fees | | 1,858 |
| Total expenses | | 197,656 |
| | | |
| Net loss | | (34,801) |
| Member's equity – beginning of year | | 90,275 |
| Member contributions | | 5,000 |
| Member's equity – end of year | $ | 60,474 |

See accompanying notes to financial statements.

## GEMSTONE SECURITIES, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (34,801) |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Depreciation | | 731 |
| Bad debt expense | | 69,500 |
| Securities received for services performed | | (36,500) |
| Unrealized losses | | 41,938 |
| Increase (decrease) in cash resulting from changes in: | | |
| Accounts receivable | | (39,919) |
| Due from related party | | (3,306) |
| Other assets | | 52 |
| Accounts payable and accrued liabilities | | (9,268) |
| Net cash flows from operating activities | | (11,573) |
| Cash flows from financing activities: | | |
| Member contributions | | 5,000 |
| Net cash flows from financing activities | | 5,000 |
| Net change in cash | | (6,573) |
| Cash and cash equivalents, beginning of year | | 24,658 |
| Cash and cash equivalents, end of year | $ | 18,085 |
| Supplemental cash flow information: | | |
| Cash paid for interest | $ | 126 |
| Cash paid for income taxes | $ | - |

See accompanying notes to financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Gemstone Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers. The Company is a Single Member Florida Limited Liability Company, incorporated on April 4, 2003. The Company provides investment banking services to middle market, private and public companies throughout the United States. The Company became a member of the National Association of Securities Dealers effective January 23, 2004.

The Company's principal business activities include the private placement of securities as well as financial advisory services.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

**Cash and cash equivalents** – The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

**Accounts receivable** – Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

**Securities owned** – Securities owned are comprised of the financial instruments held by the Company. These instruments are recorded at fair value with unrealized gains and losses reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

**Furniture and equipment** – Furniture and equipment are recorded at cost. Replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Revenue recognition** – Investment banking revenues are recorded when earned, generally at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues represent financial advisory fees, net of reimbursable expenses earned in connection with merger and acquisition and private placement transactions. The Company collects non-accountable reimbursement fees to offset the expenses related to due-diligence costs. These fees are recorded as deferred revenue and reduced as due-diligence expenses are incurred.

**Income taxes** – The Company is a single member limited liability company which is disregarded for income tax purposes. All income or loss is allocated to the Member. Consequently, no provision for income taxes has been included in these financial statements, as income taxes are a liability of the Member rather than of the Company.

**Fair value of financial instruments** – The estimated fair value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses at December 31, 2006 approximate their respective carrying values in light of the current nature of these financial instruments.

**Use of Estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the periods then ended. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

## NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2006:

| | |
|---|---|
| Office equipment | $ 2,621 |
| Furniture | 1,389 |
| Computer software | 699 |
| | 4,709 |
| Less: accumulated depreciation | ( 1,547) |
| | $ 3,162 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliated entity. The costs of the monthly rent due to a third party lessor and general occupancy costs are split equally with the affiliate. Noncancelable lease payments applicable to the Company under this lease are estimated as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2007 | $ | 18,725 |
| 2008 | | 19,291 |
| 2009 | | 8,136 |
| | $ | 46,152 |

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $17,513, which was $12,513 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1 at December 31, 2006.

**SUPPLEMENTARY INFORMATION**
**PURSUANT TO RULE 17a-5 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**AS OF DECEMBER 31, 2006**

**The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.**

# GEMSTONE SECURITIES, LLC
## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## SCHEDULE I
## AS OF DECEMBER 31, 2006

| | |
|---|---|
| **Net Capital** | |
| Total Member's equity | $ 60,474 |
| Deduct Member's equity not allowable for net capital | - |
| Total Member's equity qualified for net capital | 60,474 |
| Add: Subordinated borrowings allowable in computation of net capital | - |
| Less: Other deductions or allowable credits | - |
| Total capital and allowable subordinated borrowings | 60,474 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Accounts receivable | 6,000 |
| Securities owned, at fair value | 23,889 |
| Furniture and equipment, net | 3,162 |
| Other assets | 8,665 |
| | 41,716 |
| Net capital before haircuts on securities positions (tentative net capital) | 18,758 |
| Haircuts on securities | (1,245) |
| Net capital | $ 17,513 |
| Aggregate indebtedness | |
| Items included in statement of financial condition: | |
| Accounts payable, trade | 429 |
| Accrued liabilities | 5,498 |
| Total aggregate indebtedness | $ 5,927 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 2/3% of aggregated indebtedness) | $ 395 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 12,513 |
| Ratio: aggregate indebtedness to net capital | % 34 |

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Reconciliation is not required as no material differences exist.

**GEMSTONE SECURITIES, LLC**
**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE II**
**AS OF DECEMBER 31, 2006**

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

**GEMSTONE SECURITIES, LLC**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE III**
**AS OF DECEMBER 31, 2006**

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

# GEMSTONE SECURITIES, LLC
## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
## SCHEDULE IV
## AS OF DECEMBER 31, 2006

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

# LOUGHEED & COMPANY LLC

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Managing Director of
Gemstone Securities, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Gemstone Securities, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


CPA

America Counts on CPAs℠

442 West Kennedy Boulevard • Suite 160 • Tampa, Florida 33606
813.254.2500 • Fax 813.254.2599

To the Managing Director of
Gemstone Securities, LLC
Tampa, Florida

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Lougheed & Company LLC*
*Certified Public Accountants*

February 17, 2007



END